Tanzanian Royalty Exploration Corporation

44th Floor, Scotia Plaza

40 King Street West

Toronto, Ontario

M5H 3Y4

April 20, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Erin Wilson

Re:

Tanzanian Royalty Exploration Corporation

Registration Statement on Form F-3 (No. 333-201466)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tanzanian Royalty Exploration Corporation (the "Company") hereby requests that the effective date of its Registration Statement on Form F-3, including Amendment No 1., (File No. 333-201466) be accelerated so that the same will become effective at 5:00 p.m., Eastern Time, on Thursday, April 23, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges the following:

(i)

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request or the Registration Statement, please call our counsel Taylor Bentley, of Weintraub Tobin, at (916) 558-6129.

Very truly yours,

Tanzanian Royalty Exploration Corporation

By: /s/ James Sinclair

Chief Executive Officer